ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 11, 2012	Adam M. Schlichtmann T+1 617 951 7114 F+1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund (File Nos. 811-22637 and 333-178146) (the “Fund”) and Blackstone Alternative Alpha Master Fund (File No. 811-22635) (the “Master Fund” and collectively with the Fund, the “Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”) and the Master Fund’s Registration Statement on Form N-2 under the 1940 Act, each of which was filed on November 23, 2011, which were provided to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Funds, by letter dated December 23, 2011. The comments, together with the Funds’ responses, are set forth below. Certain of the comments and responses below also reflect the conversations I had with Richard Pfordte on December 30, 2011 and January 6, 2012.

General

1.	The Fund proposes to invest substantially all of its assets in the Master Fund. The staff takes the position that, in a master-feeder structure, a master fund is indirectly offering its shares to the public through the sale of feeder fund shares. Accordingly, a master fund in such an arrangement needs to execute the Securities Act registration statement of the feeder fund. The facing page of the feeder fund registration statement should state that the master fund has executed the registration statement. Please revise the facing and signature pages of the Fund’s registration statement accordingly.

Response: The requested change has been made.

2.

The Master Fund will invest substantially in derivatives, either directly or through its investments in hedge funds. Please confirm that the Fund’s derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director, Division of

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Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. Further, clarify whether the Master Fund intends to purchase options, futures and swaps, or to sell or to write such securities.

Response: The Fund has added disclosure in response to this comment. The Fund acknowledges the letter referred to in the comment and has reviewed its disclosure regarding the use of derivatives. The Fund believes its disclosure is adequate and responsive to the requirements of Form N-2.

Prospectus Cover

3.	The name of each Fund includes the term “alternative,” suggesting each invests primarily in alternative investments. Disclose each Fund’s policy to invest 80 percent of its assets in alternative investments.

Response: The Fund has added an 80% policy in response to this comment.

4.	Since the Master Fund proposes to invest substantially in hedge funds, the prospectus, including the cover page, should disclose that the Fund is a “fund of hedge funds” through its investment in the Master Fund. Please revise the prospectus accordingly.

Response: The requested change has been made.

5.	Disclosure on the cover page indicates that shares will be offered during an initial offering period at the offering price and that they are expected to be offered on a continuous basis thereafter at net asset value per share plus any applicable sales loads. Procedurally, how and when will the conversion from the initial to the continuous offering occur? How will investors know the net asset value of the Fund, and hence the purchase price of Fund shares, after the initial offering period? Will the Fund use a prospectus supplement?

Response: The Fund has revised its disclosure in response to this comment. The Fund does not currently anticipate using prospectus supplements to notify investors of the Fund’s per share net asset value.

6.	The pricing table to the cover page includes line items for the minimum and maximum amount of proceeds to the Fund. The bottom of the cover page states that there is no

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minimum number of shares that must be sold prior to commencement of operations. Please reconcile the disclosure.

Response: The requested change has been made.

7.	The prospectus cover page has a paragraph, in bold and all-cap type, summarizing the risks of investing in the Fund. The disclosure would be easier to comprehend in a bullet-point or similar format. Please revise the cover page accordingly.

Response: The requested change has been made.

8.	The prospectus uses the defined term “Investment Vehicles” rather than “hedge funds” to refer to the hedge funds in which the Master Fund invests. The prospectus of the Fund would be easier for investors to understand if it used, as a defined term, the more descriptive and commonly understood term “hedge funds.”

Response: As discussed with Mr. Pfordte, the prospectus has been revised to use the term “Investment Funds” rather than “Investment Vehicles.”

9.	The prospectus in many locations states that the Fund will only be sold to persons who are accredited investors. The Fund also proposes to sell to certain tax exempt entities. Please clarify the disclosure to refer to the two categories of offerees.

Response: As discussed with Mr. Pfordte, the Fund has added disclosure in response to this comment to clarify that the Fund will only sell shares to tax-exempt entities that are accredited investors.

Prospectus Summary

10.	The prospectus establishes the term “Fund” to refer to both the Fund and the Master Fund. “As a result,” the prospectus states, “references herein to the ‘Fund’ should be construed as references to the Fund and/or the Master Fund, as the context requires.” The disclosure would be significantly enhanced, and any ambiguity avoided, if the prospectus used a specific defined term for each fund.

Response: The requested change has been made.

11.	Under the caption “Summary of Terms – Investment Strategy” the prospectus states that the Master Fund may, under certain circumstances, invest or trade on margin. Please clarify whether the Master Fund intends to purchase securities on margin, or to borrow against securities that have been purchased. We may have further comments.

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Response: The Master Fund does not presently intend to use margin to sell securities short, or to borrow against securities that have been purchased, and the disclosure in question has been deleted.

12.	Please disclose the percentage of assets the Master Fund will ordinarily invest in hedge funds. The risk disclosure should also be revised accordingly.

Response: As requested in comment number 3, the Fund has included disclosure regarding an 80% policy that applies to its investments in Investment Funds.

13.	The prospectus states that the Master Fund will invest in hedge funds that are advised by “many of the world’s most successful non-traditional asset fund managers.” Please provide the staff with a citation or source for this factual assertion.

Response: The Fund has revised its disclosure in response to this comment.

14.	The disclosure under the caption “Risk Factors” and elsewhere in the prospectus refers to a redemption of hedge fund shares, even though the prospectus states that hedge fund shares are generally illiquid and hedge funds may limit, or not permit any, redemption of hedge fund shares. Given the restraints on alienating hedge fund shares, is it appropriate to use the term redemption in connection with hedge fund shares?

Response: As discussed with Mr. Pfordte, the Fund has revised its disclosure in response to this comment.

15.	The Summary and the prospectus under the caption “Risks Associated With BAAM and the Operation of the Fund,” state that the Master Fund may waive voting rights with respect to hedge fund securities. Disclose more fully why the Master Fund will waive voting rights. For example, please disclose that the 1940 Act has limitations on affiliated transactions that are designed to prevent over-reaching of a registered investment company. Please disclose the policies of the Master Fund with respect to affiliated transactions (that would otherwise require an order of exemption) and how the board will monitor those transactions. In the Statement of Additional Information (“SAI”), disclose the arrangements under which the Master Fund will waive its voting rights for hedge fund securities, including:

•	any contractual arrangements under which the Master Fund would waive its voting rights with respect to voting securities,

•	whether such waivers would be irrevocable,

•

who determines if the Master Fund will waive its voting rights (e.g., investment adviser and/or board)? If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Master Fund’s voting rights, and

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•	whether the Master Fund’s board or the adviser will consider the interests of the Master Fund’s adviser or the adviser’s other clients when deciding to waive the Master Fund’s voting rights.

Response: The Fund has added disclosure in response to this comment.

16.	The prospectus, in the Summary and elsewhere, states that the adviser will not charge the Fund an advisory fee as long as “substantially all” of the assets of the Fund are invested in the Master Fund. Please define “substantially all” and disclose whether this arrangement not to charge fees is provided for in the investment advisory contract or a separate waiver agreement. If it is embodied in a separate waiver agreement, then the fee table should be “grossed up” to reflect both advisory fees. If the waiver agreement may only be terminated by the board during the first year of operations, the amount waived and net expenses of the Fund may be added to the fee table. If the arrangement not to charge an advisory fee is embodied in the advisory contract, please be aware of the requirement that the advisory contract precisely describe the amount of compensation.

Response: As discussed with Mr. Pfordte, the Fund has revised its disclosure in response to this comment. The arrangement in question will be embodied in the Fund’s investment management agreement.

17.	The Summary states that the Fund will determine net asset value on the last day of each month. The Fund will, after the initial offering period, sell shares continuously. Disclose how the Fund will monitor compliance with Section 23 of the 1940 Act and not sell shares below NAV if it only determines NAV once a month. Will sales only be effected at the end of each month? Clarify the disclosure accordingly.

Response: The Fund has revised its disclosure in response to this comment.

18.	The Summary states that both the Fund and the Master Fund may borrow. Please clarify in the Summary and elsewhere in the prospectus why the Fund, when it invests in the Master Fund, would borrow. May the Fund borrow to leverage its investment in the Master Fund? Please disclose that the Fund and the Master Fund have no intention of leveraging in the first year of operations, or revise the disclosure appropriately.

Response: The Fund believes its disclosure regarding borrowing under the headings “Summary of Terms – Borrowings” and “Risks – Borrowing by the Fund; Investments are Leveraged” is adequate.

19.

Identify the “Distributor” in the Summary and disclose that it is the underwriter for the Fund. The Fund pays the underwriter a “Distribution and Service Fee” at the annualized rate of 0.85% of the average net assets of the Fund. Please advise the staff whether the Fund

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has followed the adoption procedures of rule 12b-l as if it were applicable to a closed-end fund when adopting this distribution plan. Please disclose whether the payments to the underwriter will continue for the entire life of the Fund and, if so, whether the amount of the annual payment would exceed the amount typically paid to an underwriter at the time of the offering.

Response: The requested changes have been made. As discussed with Mr. Pfordte, the Fund intends to comply with Rule 12b-1 as if the Fund was a registered open-end investment company, which includes adopting, in the manner described in the Rule, a plan governing the payment of the Distribution and Service Fee.

Summary of Fees and Expenses

20.	In the introductory paragraph, please clarify that the fee table and example depict the combined costs of the Fund and the Master Fund.

Response: The requested change has been made.

21.	The annual operating expenses of the Fund are premised upon the Fund having net assets of $500 million, representing the maximum amount of shares being registered. Please disclose why the Fund estimates that it will have average assets of $500 million for the first year of operations. Also disclose the assumptions used to calculate the annual operating expenses of the Master Fund. Disclose that neither will leverage in the first year of operations or revise the table to include the costs of leveraging.

Response: The Fund has revised its disclosure in response to this comment.

22.	The adviser has entered into a waiver agreement that covers “Specified Expenses.” Please define the Specified Expenses in footnote 7 to the fee table. Is there a waiver agreement only with the Fund or also with the Master Fund? Please disclose the gross operating expense ratio of the Master Fund. If there is a waiver agreement with the Master Fund, disclose whether the adviser may recoup amounts waived from the Master Fund. Will the board monitor and approve any recoupment payments?

Response: The requested changes have been made except that, as discussed with Mr. Pfordte, the gross operating expense ratio of the Master Fund is not separately disclosed in light of the fact that the fee table shows the combined estimated fees and expenses of the Funds. The Fund anticipates that there will be a waiver agreement at the Fund level, as described in the prospectus. The Board will receive reports regarding recoupment payments.

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Risks Arising from Investment Activities of the Investment Vehicles

23.	The prospectus states that the Master Fund may enter into “an advisory agreement” with a hedge fund. Please revise the disclosure to state that the Master Fund will invest in a hedge fund.

Response: The requested change has been made.

24.	The prospectus states that the Master Fund may invest in hedge funds with side pockets and that investors in the Fund may bear additional risks because the Master Fund may not have a mechanism in place to “segregate out” side pocket investments. Please clarify the disclosure and explain the mechanism referenced in the disclosure. Will the Master Fund set up a segregated account to cover its obligations arising from a side pocket investment of a hedge fund? How will the Master Fund value its indirect investments in side pockets? If the Fund experiences significant repurchases and the Master Fund sells its interests in hedge funds that have side pockets, will the percentage of Fund assets that are indirectly invested in side pockets increase or decrease?

Response: As discussed with Mr. Pfordte, the Fund has revised its disclosure in response to this comment. The Fund does not incur “obligations arising from a side pocket investment of a hedge fund.” As disclosed in the Fund’s prospectus, “[i]f the Fund experiences significant net repurchases or the Master Fund elects to withdraw investments in Investment Funds that have “side pockets”, the percentage of the Fund’s assets that are indirectly invested in “side pockets” will increase.”

Management Agreement

25.	Please disclose whether there is an advisory contract between the Fund and the advisor, and if so, the fee payable under that contract.

Response: The requested change has been made.

General Information - Anti-Money Laundering

26.	Please disclose that the Fund and Master Fund will appoint an anti-money laundering compliance officer.

Response: The requested change has been made.

SAI

27.	Delete the word “directly” from the second fundamental policy.

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Response: The requested change has been made.

28.	Please add fundamental policies concerning the purchase of real estate and underwriting. See Section 8(b) of the 1940 Act.

Response: As discussed with Mr. Pfordte, these policies are disclosed in numbered paragraphs 4 and 3, respectively, on page number 1 of the Fund’s SAI.

29.	The SAI discloses that the fundamental policies of the Fund and Master Fund may be deemed non-fundamental in certain circumstances. Please disclose that it is illegal for a registered fund to deviate from a fundamental policy without obtaining the requisite shareholder approval. Explain the risks to shareholders if the Fund or Master Fund should deviate from a fundamental policy without a shareholder vote.

Response: The Fund has revised its disclosure in the manner discussed with Mr. Pfordte in order to respond to this comment.

30.	The SAI discloses that the Master Fund and Fund may concentrate in obligations issued by domestic branches of U.S. or foreign banks. The staff takes the position that only registered money market funds may reserve freedom of action to invest in domestic bank obligations. Revise the disclosure accordingly.

Response: The requested change has been made.

31.	The SAI discloses that unless otherwise indicated, all limitations applicable to the investments of the Master Fund and Fund apply only at the time of investment. Under certain circumstances, §18(a) of the 1940 Act grants certain rights to holders of senior securities of closed-end funds in the event asset coverage limits are exceeded. Add appropriate disclosure regarding these requirements.

Response: The requested change has been made.

Part C - Signatures

32.	The signature page of the Securities Act registration statement must contain the signatures required by §6 of the Securities Act, including those designated individuals of the Master Fund.

Response: The Fund’s initial Form N-2 filing and pre-effective amendment number 1 were signed by the Master Fund as requested by the comment.

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Very Truly Yours,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

cc:	Scott Sherman, Esq.
James E. Thomas, Esq.